EXHIBIT 4.12

DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

The following description of the capital stock of SilverBow Resources, Inc. (the “Company,” “we,” “us,” and “our”) is based upon our First Amended and Restated Certificate of Incorporation and our First Amended and Restated Bylaws, which we refer to as our “Certificate of Incorporation” and “Bylaws,” respectively, and applicable provisions of law. The following summary does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our Certificate of Incorporation and Bylaws.

Authorized Capital Stock

We are authorized to issue up to 50,000,000 shares of stock, including up to 40,000,000 shares of common stock, par value $0.01 per share, and up to 10,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

Voting Rights. Each holder of common stock is entitled to one vote per share. Subject to the rights, if any, of the holders of any series of preferred stock pursuant to applicable law or the provisions of the certificate of designation creating that series, all voting rights are vested in the holders of shares of common stock. Holders of shares of common stock have noncumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors, and the holders of the remaining shares voting for the election of directors will not be able to elect any directors.

Dividends. Dividends may be paid to the holders of common stock when, as and if declared by the board of directors (the “Board”) out of funds legally available for their payment, subject to the rights of holders of any preferred stock.

Rights upon Liquidation. In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of common stock will be entitled to share equally, in proportion to the number of shares of common stock held by them, in any of our assets available for distribution after the payment in full of all debts and distributions and after the holders of all series of outstanding preferred stock, if any, have received their liquidation preferences in full.

Non-Assessable. All outstanding shares of common stock are fully paid and non-assessable.

No Preemptive Rights. Holders of common stock are not entitled to preemptive purchase rights in future offerings of our common stock.

Section 1123. We are prohibited from issuing any nonvoting equity securities to the extent required under Section 1123(a)(6) of the U.S. Bankruptcy Code and only for so long as Section 1123 of the U.S. Bankruptcy Code is in effect and applicable to us.

Preferred Stock

The Board can, without approval of our stockholders, issue one or more series of preferred stock and determine the number of shares of each series and the rights, preferences and limitations of each series. The Board shall determine the designations and the powers, preferences, rights, qualifications, limitations and restrictions of the preferred stock and may, at its option, divide such preferred stock into series and determine variations, if any, between any series so established.

Preferred Stock Purchase Rights

This description of preferred stock purchase rights (the “Rights”) and Series B Junior Participating Preferred Stock is subject to and qualified in its entirety by reference to the Rights Agreement, dated as of September 20, 2022, between the Company and American Stock Transfer & Trust Company, LLC (the “Rights Agreement”) as filed on Form 8-K dated September 20, 2022.

On September 20, 2022, the Board declared a dividend distribution of one Right for each outstanding share of Common Stock. The Rights are not exercisable until the Distribution Date. As of and after the Distribution Date, the Rights will separate from the Common Stock and each Right will become exercisable to purchase one one-

thousandth of a share of Series B Junior Participating Preferred Stock, par value $0.01 per share, of the Company at a purchase price of $160.00 (such purchase price, as may be adjusted, the “Purchase Price”). This portion of a share of Preferred Stock would give the holder thereof approximately the same dividend, voting, and liquidation rights as would one share of Common Stock. Prior to exercise, the Right does not give its holder any dividend, voting or liquidation rights.

The “Distribution Date” is the earlier of:

•ten days following a public announcement that a person has become an “Acquiring Person” by acquiring beneficial ownership of 15% or more of the Common Stock then outstanding (or, in the case of a person that had beneficial ownership of 15% or more of the outstanding Common Stock on the date the Rights Agreement was executed, by obtaining beneficial ownership of additional shares of Common Stock representing 0.25% of the shares of Common Stock then outstanding) other than, in each case, as a result of repurchases of Common Stock by the Company or certain inadvertent acquisitions; and

•ten business days (or such later date as the Board shall determine prior to the time a person becomes an Acquiring Person) after the commencement of a tender offer or exchange offer by or on behalf of any person (other than the Company and certain related entities) that, if completed, would result in such person becoming an Acquiring Person.

An “Acquiring Person” generally means a person that becomes a beneficial owner of 4.99% or more of our Common Stock, with certain limited exceptions.

The Rights will expire on the earliest of (a) 5:00 p.m., New York City time on the day after the 2023 annual shareholders’ meeting, (b) 5:00 p.m., New York City time, on June 30, 2023, (c) the time at which the Rights are redeemed (as described below), and (d) the time at which the Rights are exchanged in full (the earliest of (a), (b), (c) and (d) being herein referred to as the “Expiration Date”).

At any time prior to the earlier of (a) a person becoming an Acquiring Person and (b) the Expiration Date (as defined in the Rights Agreement), the Board may direct the Company to redeem the Rights in whole, but not in part, at a price of $0.01 per Right (payable in cash, Common Stock, or other consideration deemed appropriate by the Board). Immediately upon the action of the Board directing the Company to redeem the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.01 redemption price.

The Company, by action of the Board, may supplement or amend any provision of the Rights Agreement in any respect without the approval of any registered holder of Rights, including, without limitation, in order to (a) cure any ambiguity, (b) correct or supplement any provision contained in the Rights Agreement that may be defective or inconsistent with other provisions of the Rights Agreement, (c) shorten or lengthen any time period under the Rights Agreement, or (d) otherwise change, amend, or supplement any provisions of the Rights Agreement in any manner that the Company deems necessary or desirable; provided, however, that no supplement or amendment made after a person becomes an Acquiring Person shall adversely affect the interests of the registered holders of rights certificates (other than an Acquiring Person or any affiliated or associated person of an Acquiring Person or certain of their transferees) or shall cause the Rights Agreement to become amendable other than in accordance with the amendment provision contained therein. Without limiting the foregoing, the Company may at any time before any person becomes an Acquiring Person amend the Rights Agreements to make provisions of the Rights Agreement inapplicable to a particular transaction by which a person might otherwise become an Acquiring Person or to otherwise alter the terms and conditions of the Rights Agreement as they may apply with respect to any such transaction.

The Board may adjust the Purchase Price, the number of shares of Preferred Stock or other securities or assets issuable upon exercise of a Right, and the number of Rights outstanding to prevent dilution that may occur (a) in the event of a stock dividend on, or a subdivision, combination, or reclassification of, the Preferred Stock, (b) in the event of a stock dividend on, or a subdivision or combination of, the Common Stock, (c) if holders of the Preferred Stock are granted certain rights, options, or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (d) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Preferred Stock will be issued (other than fractions that are integral multiples of one one-thousandth of a share of Preferred Stock), and in lieu thereof, an adjustment in cash may be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

Anti-Takeover Effects of Delaware Law, Our Certificate of Incorporation and Our Bylaws

Some provisions of Delaware law, our Certificate of Incorporation and our Bylaws contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

Section 203 of the Delaware General Corporation Law (“DGCL”) prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the Board before the date the interested stockholder attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	on or after such time the business combination is approved by the Board and authorized at a meeting of stockholders by at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

We have elected to not be subject to the provisions of Section 203 of the DGCL.

Our Certificate of Incorporation and Our Bylaws

Among other things, our Certificate of Incorporation and Bylaws:

•	provide for the division of the Board into three classes, each class consisting as nearly as possible of one-third of the whole. The term of office of one class of directors expires each year; with each class of directors elected for a term of three years and until the stockholders elect their qualified successors, subject to the terms of the Nomination Agreement (as defined below);

•	provide that all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock or certain board designation rights, and subject to the terms of the Nomination Agreement, be filled by a majority of directors then in office, even if less than a quorum, or by the sole remaining director;

•	provide that our Bylaws may be amended by the affirmative vote of the holders of at least 66 2⁄3% of our then outstanding voting stock;

•	provide that special meetings of our stockholders may only be called by our Chairman of the Board, Chief Executive Officer or by a majority of the total number of directors which the Company would have if there were no vacancies;

•	authorize the Board to adopt resolutions providing for the issuance of undesignated preferred stock. This ability makes it possible for the Board to issue, without stockholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us;

•	provide that the authorized number of directors may be changed only by the Board, subject to the terms of the Nomination Agreement;

•	establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business (other than proposals submitted in accordance with Rule 14a-8 for inclusion in our proxy proposals) to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, for a proposal to be timely submitted for consideration at an annual meeting, notice must be delivered to our secretary not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our Bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting;

•	provide that our Bylaws may be amended by the Board; and

•	provide that that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Company, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of the Company to the Company or the Company’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the DGCL, the Certificate of Incorporation or Bylaws, or (d) any action asserting a claim against the Company or any director or officer or other employee of the Company governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Any person or entity purchasing or otherwise holding any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our Certificate of Incorporation regarding exclusive forum. The enforceability of similar exclusive forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in our Certificate of Incorporation is inapplicable or unenforceable.

The exclusive forum provision would not apply to suits brought to enforce any liability or duty created by the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended (“Exchange Act”), or any other claim for which the federal courts have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Director Nomination Agreement

In connection with our emergence from bankruptcy on April 22, 2016, we entered into the Director Nomination Agreement (the “Nomination Agreement”) with Strategic Value Partners, LLC (“SVP”) and certain other consenting noteholders named therein (the “Consenting Noteholders”). The Nomination Agreement is referenced in the Certificate of Incorporation as necessary to effectuate its terms. Pursuant to the Nomination Agreement:

(a) following the expiration of the initial terms of the Board, the Board will consist of seven members as follows:

(i) the Chief Executive Officer of the Company, which shall be a Class III Director;

(ii) two nominees designated by SVP (the “SVP Designated Directors”), which shall be one Class I Director and one Class III Director; provided, that (A) the number of nominees designated by SVP shall be reduced to one director, which shall be a Class III Director, at such time as SVP and its affiliates (other than other Consenting Noteholders) (the “SVP Entities”) collectively beneficially own common stock representing an equity percentage of less than 15% and greater than or equal to 8%, with the understanding that such reduction to one director shall be permanent and despite any later increase in their equity percentage, and (B) SVP shall permanently, and despite any later increase in their equity percentage, no longer be entitled to designate a nominee at such time as the SVP Entities collectively beneficially own common stock representing an equity percentage of less than 8%;

(iii) two nominees designated by the Consenting Noteholders (excluding SVP until such time that SVP is no longer entitled to designate an SVP Designated Director), which shall be two Class II Directors; provided, that (A) the number of nominees designated by the Consenting Noteholders shall be reduced to one director, which shall be a Class II Director, at such time as the Consenting Noteholders and their affiliates (the “Noteholder Entities”) collectively beneficially own common stock representing an equity percentage of less than 15% and greater than or equal to 8%, with the understanding that such reduction to one director shall be permanent and despite any later increase in their equity percentage, and (B) except as set forth in section (b)(iv) below, such Consenting Noteholders shall permanently, and despite any later increase in their equity percentage, no longer be entitled to designate a nominee at such time as the Noteholder Entities collectively beneficially own common stock representing an equity percentage of less than 8%;

(iv) for the purposes of calculating the equity percentage in clauses (A) and (B) of section (b)(iii), with respect to SVP’s ownership, the equity percentage shall only include the portion of SVP’s equity percentage that exceeds 15% up to a maximum of 7.9%, until such time that SVP is no longer entitled to designate an SVP Designated Director. At such time that SVP is no longer entitled to designate an SVP Designated Director, all of SVP’s ownership shall be included in the equity percentage calculations in clauses (A) and (B) of section (b)(iii). For the purposes of section (b)(iii), the designation right contained in such provision shall still be available at the time SVP is no longer entitled to designate an SVP Designated Director, if at such time, the equity percentage ownership threshold in clause (B) of section (b)(iii) is satisfied; and

(v) one independent director and one additional director (which will be the Non-Executive Chairman) nominated by the Nominating and Strategy Committee of the Board, which shall be a Class I Director and a Class III Director.

(b) for so long as such persons are entitled to designate a nominee for director under the terms thereof, SVP and the Consenting Noteholders have the right to remove the respective directors nominated by them pursuant to the Nomination Agreement, and to designate an individual to fill the vacancy created by such removal or upon any other removal of such person as director under the Certificate of Incorporation or Bylaws on the date of such replacement designation.

The Nomination Agreement terminates upon the earlier to occur of (a) such time as the Consenting Noteholders in the aggregate no longer beneficially own common stock representing an equity percentage equal to or greater than 8% or (b) the delivery of written notice to the Company by all of the Consenting Noteholders, requesting the termination of the Nomination Agreement. Further, at such time as a particular Consenting Noteholder no longer beneficially owns any shares of common stock, all rights and obligations of such Consenting Noteholder under the Nomination Agreement will terminate.

As of March 2, 2023, the Consenting Noteholders own less than the requisite equity percentage necessary to maintain their right to nominate two Class II Directors under the Nomination Agreement and certain negative control rights provided for in the Certificate of Incorporation. As such, the related provisions of the Nomination Agreement and Certificate of Incorporation are no longer operative.